Filed Pursuant to Rule 433

Dated July 22, 2015

Registration No. 333-187546

Term Sheet

$1,100,000,000

2.875% Senior Notes due 2020

Issuer:	Fifth Third Bancorp

Security:	2.875% Senior Notes due July 27, 2020

Expected Ratings*:	Baa1 (Moody’s) / BBB+ (S&P) / A (Fitch) / AL (DBRS)

Currency:	USD

Size:	$1,100,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	July 27, 2020

Coupon	2.875%

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Optional Redemption:	The notes are not subject to repayment at the option of the holders prior to the maturity date. The Issuer may redeem the Senior Notes, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Benchmark Treasury:	1.625% US Treasury due June 30, 2020

Benchmark Treasury Spot and Yield:	99-24 3/4; 1.673%

Spread to Benchmark Treasury:	+123bps

Yield to Maturity:	2.903%

Price to Public:	99.871% of face amount

Proceeds (Before Expenses) to Issuer:	99.521% of face amount

Interest Payment Dates:	January 27 and July 27 of each year, commencing January 27, 2016

Trade Date:	July 22, 2015

Settlement Date:	July 27, 2015 (T+3)

Denominations	$2,000 x $1,000

CUSIP/ISIN:	316773CT5 / US316773CT59

Joint Book-running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Fifth Third Securities, Inc. Morgan Stanley & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Fifth Third Securities, Inc. toll free at 1-800-950-4623 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

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